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                     May 1, 2024

       Sonalee Parekh
       Chief Financial Officer
       RingCentral, Inc.
       20 Davis Drive
       Belmont, CA 94002

                                                        Re: RingCentral, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-36089

       Dear Sonalee Parekh :

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology